

June 30, 2021

R. Lee Phegley, Jr.
Chief Financial Officer
Invesco Mortgage Capital Inc.
1555 Peachtree Street. N.E.,
Suite 1800
Atlanta, Georgia 30309

>   **Re: Invesco Mortgage Capital Inc.**
>   **Form 10-K for fiscal year ended December 31, 2020**
>   **Filed February 22, 2021**
>   **File No. 001-34385**

Dear Mr. Phegley:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K filed February 22, 2021

Non-GAAP financial measures, page 43

1.   Reference is made to your use of core earnings in the past and resumption within the first quarter of 2021. Included in your calculation of core earnings are adjustments for certain realized and unrealized gains and losses. In light of these adjustments, please tell us how you determined it was appropriate to title this measure as core earnings. Further, our understanding is that this measure is commonly used by mortgage REITs as an indicator of dividend paying ability. Please tell us if this measure is used by your management as an indicator of your dividend paying ability. If so, please revise your filing to disclose that purpose.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Peter McPhun at 202-551-3581 or Wilson Lee at 202-551-3468 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction